SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954
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FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3066

E-MAIL ADDRESS
JMERCADO@STBLAW.COM

VIA FEDEX

January 19, 2007

Mr. Elliot Staffen
Securities and Exchange Commis
Division of Corporation Finance
Office of International Corporate
100 F Street, N.E.
Washington, D.C. 20549

Re: Banco Hipotecario S.A. (82-34946) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Banco Hipotecario S.A. (the "Bank"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of note to the Argentine Securities Commission ("ASC"), dated December 12, 2006;

2. English translation of note No. 603 to the ASC, dated as of December 19, 2007; and

3. English translation of note No. 616 to the ASC, dated as of December 29, 2007.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-3066) if you have any questions or require any further information.

Sincerely,

Jaime Mercado

Enclosures

cc: Marcelo Icikson

Buenos Aires, December 12, 2006

Messrs.
ARGENTINE SECURITIES COMMISSION ("CNV")
25 de Mayo 175
City of Buenos Aires

RE: **Banco Hipotecario S.A. Tender offer**

Gentlemen,

The undersigned, in her capacity as authorized signatory of Banco Hipotecario S.A., is pleased to address this note to you in order to attach a copy of the Press Release of such entity.

Sincerely,

FOR BANCO HIPOTECARIO S.A.
María de los Ángeles del Prado
Authorized Signatory

Banco Hipotecario S.A. has launched a public tender offer pursuant to Article 102 of Legislative Decree No. 58 of 1998, as amended (the "**Italian Offer**") with respect to the series of notes issued by BH that were not tendered in the exchange offer dated January 14, 2004, for a total amount of US$22,917,850 and Euros 8,937,813.

The Italian Offer is part of a global tender offer pursuant to the same terms and conditions of the Italian Offer carried out in other countries and closed on September 18, 2006.

The acceptance period will start on December 12, 2006 and end on January 19, 2007.

The settlement date is provided for January 26, 2007.

[Letterhead of Banco Hipotecario]

NOTE No. 603

BUENOS AIRES, December 19, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Reference is made to the provisions of Part XXI.2, Chapter XXI, Book 6 (Transparency) of the Rules of the Argentine Securities Commission.

In that respect, this is to give notice to you that the Board of Directors, at its meeting held on December 14, 2006 resolved to appoint Director Dr. Ernesto M. VIÑES to act as interim Chairman of Banco Hipotecario S.A. in case the Chairwoman, Lic. Clarisa LIFSIC de ESTOL, and the Vice-Chairman, Dr. Eduardo Sergio ELSZTAIN, are simultaneously absent, either for being on regular leave or otherwise.

Accordingly, an excerpt of the relevant part of Minutes No. 201 of the abovementioned meeting resolving such appointment, is hereto attached.

Sincerely,

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario]

EXCERPT OF RELEVANT PART OF BOARD MINUTES No. 201 OF BANCO HIPOTECARIO S.A. "BOARD MINUTES No. 201. In the City of Buenos Aires, on this fourteenth day of December of the year two thousand six, at 11.50 a.m., a meeting was held by the Board of Directors of BANCO HIPOTECARIO S.A., with the attendance of its Chairwoman, Mrs. Clarisa Diana LIFSIC de ESTOL and the Regular Directors: for Class "A", Jaime GRINBERG and Jorge Luis MARCH; for Class "B", Edgardo FORNERO; for Class "C", Federico L. BENSADÓN; and for Class "D", Jacobo Julio DREIZZEN, Carlos B. PÍSULA, Gabriel A. REZNIK and Ernesto M. VIÑES. Also present were the following Regular Syndics: for Class "B", Dr. Martín SCOTTO and for Classes "D" and "C", Dr. Ricardo FLAMMINI. Vice-Chairman Eduardo S. ELSZTAIN, Directors Pablo VERGARA DEL CARRIL and Saúl ZANG and the Syndics Silvana GENTILE, José Daniel ABELOVICH and Marcelo FUXMAN were absent to the meeting. (...) Thereupon, the Chairwoman submitted to consideration the twenty third item of the Agenda: DISCLOSURE PROCEDURES – SIGNATURE REPLACEMENT. In this respect, Mr. VIÑES stated that in view of the next summer period, it was important to foresee sufficiently in advance the possibility that the Chairwoman and the Vice-Chairman be simultaneously absent, either for being on regular leave or otherwise, as the rules of the Argentine Securities Commission expressly provide that the Company's documentation shall be signed by the Chairman or the Director then acting as Chairman. Furthermore, measures should be also taken regarding the documentation signed by the Chairman to be filed with the Argentine Central Bank. After a brief exchange of opinions, the Board unanimously resolved: 1) to appoint Director Dr. Ernesto M. VIÑES to act as interim Chairman of Banco Hipotecario S.A. in case the Chairwoman and the Vice-Chairman are simultaneously absent, either for being on regular leave or otherwise; 2) to give notice of the interim appointment resolved hereinbefore to the Argentine Securities Commission, the Buenos Aires Stock Exchange and the Argentine Central Bank."

This is a true excerpt of Board Minutes No. 201, recording the action taken at the meeting held on December 14, 2006.

For purposes of being submitted to whom it may concern, these presents are executed and delivered in Buenos Aires, on December 19, 2006.

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario.]

NOTE No. 616

December 29, 2006

MESSRS.
Argentine Securities Commission

Re: Banco Hipotecario S.A. – Relevant fact

Ladies and Gentlemen,

In my capacity as attorney-in-fact of Banco Hipotecario S.A. (the "Company") in accordance with the provisions of Section 23 of the Listing Regulations of the Stock Exchange, this is to give notice to you that on December 29, 2006, the Company accepted the offer to assign certain mortgage loans originated by Banco Hipotecario S.A. that are under collection enforcement proceedings. As of September 30, 2006 the book value of such portfolio amounted to AR$148,581,682 (one hundred forty-eight million five hundred eighty-one thousand six hundred and eighty-two Argentine pesos), and were mainly recorded in memorandum accounts.

Sincerely,

/s/
Ernesto Viñes
Banco Hipotecario S.A.